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Exhibit 2.2

April 20, 2010

The Jean Coutu Group (PJC) Inc.
530 Bériault Street
Longueuil QC
J4G 1S8 Canada

Gentlemen:

        This letter relates to the Stockholder Agreement, dated as of August 23, 2006 and amended and restated as of June 4, 2007 (the "Stockholder Agreement"), between Rite Aid Corporation (the "Company"), The Jean Coutu Group (PJC) Inc. (the "Stockholder"), Jean Coutu, Marcelle Coutu, François J. Coutu, Michel Coutu, Louis Coutu, Sylvie Coutu and Marie-Josée Coutu (referred to collectively as the "Family Members"). Capitalized terms used in this letter and not defined herein shall have the meanings ascribed to such terms in the Stockholder Agreement.

        The Board of Directors (the "Board") of the Company formed an ad hoc committee of the Board (the "Ad Hoc Debt-for-Equity Committee") with the power to authorize the issuance of Company common stock in exchange for Company notes, debentures and other forms of indebtedness ("Debt-for-Equity Exchanges") that, in the aggregate, result in repurchase, retirement or cancellation of notes, debentures and other forms of indebtedness having an aggregate principal amount of not more than $200 million. The members of the Ad Hoc Debt-for-Equity Committee are Mary F. Sammons (Chairman), André Belzile and John T. Standley.

        The Company and the Stockholder hereby agree that:

            (i)    For purposes of calculating the percentage of Total Voting Power Beneficially Owned by the Stockholder under any provision of the Stockholder Agreement, including for purposes of determining the number of Stockholder Designees to be designated by the Stockholder, shares of Rite Aid Common Stock issued pursuant to Debt-for-Equity Exchanges authorized by the Ad Hoc Debt-for-Equity Committee consistent with the limits established by the Board shall be disregarded so that such issuances do not have a dilutive effect on the Total Voting Power held by the Stockholder and the rights under the Stockholder Agreement associated therewith; and

            (ii)   As a result of issuances of Rite Aid Common Stock pursuant to Debt-for-Equity Exchanges authorized by the Ad Hoc Debt-for-Equity Committee being disregarded for purposes of calculating the percentage of Total Voting Power Beneficially Owned by the Stockholder pursuant to paragraph (i) above, such issuances shall not trigger the Stockholder's purchase rights under Section 1.4 of the Stockholder Agreement and, therefore, the Stockholder shall not be entitled to purchase additional shares of Rite Aid Common Stock as a result of these Debt-for-Equity Exchanges.

        Except as modified by this letter, all provisions of the Stockholder Agreement shall remain unmodified and continue in full force and effect.

        This letter shall be governed by, and construed under, Delaware law, without giving effect to the conflicts of law rules thereof.

        This letter may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

        Please indicate your agreement to the foregoing by countersigning below and returning a copy of this letter to my attention.

Sincerely, RITE AID CORPORATION
By:	/s/ FRANK G. VITRANO Frank G. Vitrano Senior Executive Vice President, Chief Financial Officer and Chief Administrative Officer

AGREED AND ACCEPTED
this 30th day of April, 2010
THE JEAN COUTU GROUP (PJC) INC.

By:	/s/ FRANCOIS J. COUTU Name: Francois J. Coutu Title: President and CEO

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  Exhibit 2.2